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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             STEINER LEISURE LIMITED
                                (Name of Issuer)

                 Common Shares, Par Value (U.S.) $0.01 Per Share
                         (Title of Class of Securities)

                                   P8744Y 10 2
                                 (CUSIP Number)

                                Clive E. Warshaw
                                   Suite 104A
                                 Saffrey Square
                               Nassau, The Bahamas

                                 with a copy to:

                              Robert C. Boehm, P.A.
                            Kelley Drye & Warren LLP
                      201 S. Biscayne Boulevard, Suite 2400
                              Miami, Florida 33131
                                 (305) 372-2400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5 Pages

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------------------------------                     -----------------------------
CUSIP No. P8744Y 10 2                   13D          Page    2    of   5   Pages
------------------------------                     -----------------------------

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1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Clive E. Warshaw
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United Kingdom
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
   NUMBER OF SHARES          4,540,260
     BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
      REPORTING       8      SHARED VOTING POWER
    PERSON WITH              0
                      ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             4,540,260
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,540,260
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                   |_|
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.5%.
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

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                                INTRODUCTORY NOTE


         This  Amendment  No. 1 to Schedule 13D amends the Initial  Statement on
Schedule 13D of Clive E. Warshaw (the "Reporting Person") dated September 11, 1997 (the "Initial 13D") to reflect certain sales of the common shares, par value (U.S.) $0.01 per share (the "Common Shares"), of Steiner Leisure Limited (the "Company") by the Reporting Person. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company. The numbers of Common Shares set forth herein reflect three-for-two splits of the Common Shares payable in the form of share dividends, effective in October 1997 and April 1998, respectively. Except as set forth below, no amendment is being made hereby to the Initial 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A total of 30,000 of the Common Shares sold as reflected in Item 5(c) were acquired upon exercise of options to purchase Common Shares granted to the Reporting Person under the Company's 1996 Share Option and Incentive Plan (the "Plan"). The exercise price of those options was $10.555 per share. The exercise price with respect to each option exercise was paid from the proceeds of the sale of the underlying shares, which sale was effected on the date of such option exercise.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has acquired all of his Common Shares for investment purposes. The Reporting Person's sales of Common Shares as disclosed in Item 5(c) were made to provide liquidity to the Reporting Person. On March 27, 1998, the Reporting Person was granted, pursuant to the Plan, options to purchase 53,565 Common Shares (the "March 1998 Options"). The March 1998 Options have an exercise price of $34.5417 per share, are exercisable in three equal annual installments commencing in March 1999 and expire in March 2008.

         The Reporting Person currently intends to sell in open market transactions each calendar quarter a number of Common Shares approximately equal to the aggregate number of shares reflected in Item 5(c), which shares may represent, in part, shares acquired upon the exercise of options received under the Plan and sold immediately after such exercise. The Reporting Person, however, reserves the right to increase or decrease his holdings in Common Shares on such terms and at such times as he may determine.

         The Board of Directors has approved an amendment to the Company's Amended and Restated Articles of Association to increase the number of Common Shares that the Company is authorized to issue from 20,000,000 to 100,000,000, subject to the approval of the shareholders of the Company at a  special  meeting  to  be  called  for such  purpose (the "Special  Meeting").

While not the intent of the Board of Directors in approving that amendment, the additional Common Shares that would become available for issuance if the amendment were approved by the shareholders could be used by the Company to oppose a hostile takeover attempt, or otherwise delay or prevent changes in control or management of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of May 31, 1998, the Reporting Person beneficially owned and had sole voting and dispositive power with respect to 4,540,260 Common Shares. Accordingly, the Reporting Person beneficially owned, as of that date, approximately 27.5% of the outstanding Common Shares.

         (c) The following transactions in the Common Shares were effected by the Reporting Person in the sixty days preceding the filing of this Amendment No. 1.


        Date                   Number of Shares         Nature of Transaction              Price Per Share
        ----                   ----------------         ---------------------              ----------------

     May  8, 1998                    2,000                 Purchase*                            $10.555
     May  8, 1998                    2,000                 Open Market Sale                     $31.000
     May 12, 1998                   25,000                 Purchase*                            $10.555
     May 12, 1998                   25,000                 Open Market sale                     $30.000
     May 14, 1998                    3,000                 Purchase*                            $10.555
     May 14, 1998                    3,000                 Open Market Sale                     $29.750
     May 14, 1998                   53,450                 Open Market Sale                     $29.750
     May 19, 1998                   50,000                 Open Market Sale                     $28.750
     May 19, 1998                   25,000                 Open Market Sale                     $29.000
     May 20, 1998                    5,000                 Open Market Sale                     $30.000
     May 27, 1998                    5,000                 Open Market Sale                     $30.000
     May 28, 1998                   52,500                 Open Market Sale                     $30.000


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* Through option exercise.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from, the sale of Common Shares owned by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
            SECURITIES OF THE ISSUER.

         The Reporting Person is one of the two named proxies in connection with the annual meeting of shareholders of the Company scheduled to be held on June 26, 1998. As such proxy, the Reporting Person will vote the pertinent shares in accordance with the instructions indicated in the proxy card. If no instructions are indicated, shares represented by proxy will be voted "for" the election, as directors of the Company of the two nominees named in the proxy (Charles D. Finkelstein and Jonathan D. Mariner, both incumbent, outside directors) to serve until the 2001 annual meeting of shareholders; "for" the ratification of the appointment of Arthur Andersen LLP as independent auditors for the Company for fiscal year 1998; and in the discretion of the Reporting Person as to any other matter which may properly be presented at the meeting. As of the date hereof,the Reporting Person knows of no other matters which will be brought before the annual meeting. The Reporting Person also is anticipatd to be one of the named proxies in connection with the Special Meeting.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 31, 1998                                   By: /s/ Clive E. Warshaw
                                                          ----------------------
                                                          Clive E. Warshaw